# PANNONPLAST

**INDUSTRIES PLC.**
Chairperson - CEO


03050097

...nyi út 216-218.
...51.
...-1) 207-1928



**Securities and Exchange Commission**
**Office of International Corporate Finance**
**450 Fifth Street, N.W.**
**Washington, D.C. 20549**
**Stop 3-9**

Budapest, 4th, April 2003

**Re: Pannonplast Rt. (the "Company") - File No. 82-4548**



Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.



If you have any further questions or comments, please contact us.

Sincerely,

*Dr. Erzsébet Fehér*



Enclosure

File No. 82-4548

Extraordinary Announcement regarding merger of companies

We inform our shareholders that PANNONPLAST Plc. management has decided to merge two of its wholly-owned subsidiaries, Pannon-Tara Ltd. and Pannon-Effekt Ltd. The reason for the action is to rationalize the business activity of the aforesaid companies. The Company has begun to elaborate the method of merger and our intention is to complete the rationalization by the end of first half of 2003.

Pannonplast Plc.